CIBT EDUCATION GROUP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE STATED)

FOR THE QUARTER ENDED FEBRUARY 28, 2013

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED FEBRUARY 28, 2013

The following Management’s Discussion & Analysis (“MD&A”) is prepared in accordance with National Instrument 51-102F1, and should be read in conjunction with the consolidated financial statements and related notes for the quarter ended February 28, 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.  The fiscal year 2012 comparatives in this MD&A have been presented in accordance with IFRS.  As the Company’s IFRS transition date was September 1, 2010, comparative information prior to that date included in this MD&A has not been restated.

This MD&A contains certain forward-looking statements, which relate to future events or the Company’s future performance that include terms such as “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall” and similar terms.  These statements involve known and unknown risks, uncertainties and other factors that are beyond the Company’s control, which may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon.  These statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A.

All figures are in Canadian dollars unless otherwise noted.  This MD&A has been prepared as of April 14, 2013.

NON-IFRS FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) are non-IFRS financial metrics used in this Management’s Discussion & Analysis.  These non-IFRS financial measurements do not have any standardized meaning as prescribed by IFRS, and is therefore unlikely to be comparable to similar measures presented by other issuers.  Management uses EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing decisions.  Certain investors, analysts and others utilize these non-IFRS financial metrics in assessing the Company’s financial performance.  These non-IFRS financial measurements have not been presented as an alternative to net loss or any other financial measure of performance prescribed by IFRS.  Reconciliation of the non-IFRS measure has been provided on page 4 of this MD&A.

Date of Report – April 14, 2013

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED FEBRUARY 28, 2013

NATURE OF BUSINESS

CIBT Education Group Inc. (the “Company”) is an education management company headquartered in Vancouver, British Columbia, Canada that delivers advanced education via traditional face to face teaching and interactive technology to the global education market.  The Company’s current business operations include education and media communications. The Company currently has four business units:

●
CIBT School of Business & Technology Corp. (“CIBT China”) is an education company based in China.  CIBT China engages in joint partnerships with schools in China and emerging Asia to teach North American based programs taught through traditional face to face teaching in addition to an internally developed interactive video conferencing teaching platform called the Global Learning Network (“GLN”).

●
Sprott-Shaw Degree College Corp. (“SSDC or Sprott-Shaw”) is comprised of a community college with multiple locations and a degree granting college, based in Canada.  The community college specializes in healthcare, hospitality and tourism management, and business diploma programs, while the degree granting college offers accredited Bachelor of Business Administration degrees in British Columbia, Canada.  Established in 1903, Sprott-Shaw Community College is the oldest private post-secondary institution in British Columbia, Canada.

●
KGIC Language College Corp. (“KGIC”) is an English language college based in Canada.  KGIC delivers English language programs and career programs to foreign students in Canada.  KGIC has developed a global network of student recruitment agents in 42 countries to attract international students to study at its Canadian campuses.

●
IRIX Design Group Inc. (“IRIX”) is an advertising and marketing company based in Canada.  IRIX provides advertising and communication solutions with a niche in Asian market advertising.  IRIX also provides marketing and design services for the Company’s various subsidiaries.

OVERALL PERFORMANCE

The table below describes the financial performance for the Company for the quarter ended February 28, 2013 compared to the quarter ended February 29, 2012:

	Three Months Ended	Three Months Ended
Selected Financial Information - Three Months Ended	February 28, 2013	February 29, 2012	Absolute Change	Percentage Change

Total revenues	$11,645,344	$12,213,813	$(568,469)	-5%
Total revenues net of direct costs – Overall (%)	50%	55%	-5%	-10%

Educational revenues – CIBT China	$782,602	$904,376	$(121,774)	-13%
Educational revenues net of direct costs – CIBT China (%)	47%	46%	1%	2%

Educational revenues – SSDC	$5,841,270	$6,355,065	$(513,795)	-8%
Educational revenues net of direct costs – SSDC (%)	56%	64%	-8%	-13%

Educational revenues – KGIC	$4,660,617	$4,585,145	$75,472	2%
Educational revenues net of direct costs – KGIC (%)	43%	45%	-3%	-6%

Design and advertising revenues – IRIX	$302,898	$369,227	$(66,329)	-18%
Design and advertising revenues net of direct costs – IRIX (%)	49%	46%	3%	6%

General and administrative expenses	$6,381,262	$7,220,550	$(839,288)	-12%

Net loss	$(805,830)	$(797,919)	$(7,911)	1%

EBITDA [non-IFRS]	$(587,270)	$(633,187)	$45,917	-7%

The table below describes the financial performance for the Company for the six months ended February 28, 2013 compared to the six months ended February 29, 2012:

	Six Months Ended	Six Months Ended
Selected Financial Information - Six Months Ended	February 28, 2013	February 29, 2012	Absolute Change	Percentage Change

Total revenues	$24,382,653	$24,857,176	$(474,523)	-2%
Total revenues net of direct costs – Overall (%)	52%	55%	-3%	-5%

Educational revenues – CIBT China	$1,469,900	$1,745,430	$(275,530)	-16%
Educational revenues net of direct costs – CIBT China (%)	49%	46%	3%	7%

Educational revenues – SSDC	$11,978,994	$13,223,958	$(1,244,964)	-9%
Educational revenues net of direct costs – SSDC (%)	59%	63%	-4%	-7%

Educational revenues – KGIC	$9,940,737	$9,002,498	$938,239	10%
Educational revenues net of direct costs – KGIC (%)	44%	44%	0%	0%

Design and advertising revenues – IRIX	$782,024	$885,290	$(103,266)	-12%
Design and advertising revenues net of direct costs – IRIX (%)	55%	52%	2%	5%

General and administrative expenses	$13,401,526	$13,755,301	$(353,775)	-3%

Net loss	$(1,334,051)	$(746,622)	$(587,429)	79%

EBITDA [non-IFRS]	$(727,386)	$(262,681)	$(464,705)	177%

The Company’s revenues decreased by 5% in the quarter ended February 28, 2013 (2% decrease for the six months ended February 28, 2013) compared to the same period last year.  The revenue decline in the three and six month periods is attributed to the following:
●
Expiration of the contract between CIBT China and Beijing University of Technology (“BJUT”), which is being replaced by mass market programs delivered through interactive video conferencing technology.

●	Adjustment of certain high value programs, delivery structure and marketing activities for Sprott-Shaw which delayed a number of student starts to the following quarters.
●	Closure of three underperformed Sprott-Shaw branches located in remote regions of British Columbia in the calendar year 2011 while re-allocating resources to profitable branches in other locations.
●
New student loan lending policies and government funding policies for employment projects impacted the private education industry in British Columbia thereby affected Sprott-Shaw’s operations in British Columbia.

Over the past three years, the Company has focused on expanding its international student base taught in Canada through continued expansion and utilization of the Company’s recruitment network, as well as joint overseas marketing efforts by all of the Company’s subsidiary schools.  As such, within the quarter ended February 28, 2013 KGIC’s revenues, which is exclusively from international students, has grown by 2% or $75,472 (10% or $938,239 for the six months ended February 28, 2013) compared to the same period last year.  The Company’s significant strength in international recruitment has also led to a new division that recruits for top tier North American schools, the Global Education Alliance (“GEA”).  The new GEA division has earned $57,957 in revenues in the three months ended February 28, 2013 ($210,998 for the six months ended February 28, 2013).

In addition to above, the Company’s deferred educational revenue can be served as clear indication of revenue stream to be earned from coming quarters.  Deferred revenue was relatively stabled with marginal decrease of 1% from $17,443,635 to $17,309,002 in the six months ended February 28, 2013 compared to August 31, 2012.  Revenues generated from new enrollments in the fall (Q1) was not immediately recognized as revenue but deferred for latter recognition in accordance to IFRS.  Although deferred education revenue is reported in liabilities, it is an indication of strong enrollment for the Company’s educational business as tuition fee is paid up front, but education services are not yet delivered, thus the delayed positive effect.

Although revenue from international students has shown growth in the quarter ended February 28, 2013, a slowdown in domestic revenue has temporary affected the Company’s aggregated revenue growth.  Sprott-Shaw’s domestic revenue has decreased by $513,795 for the three months ended February 28, 2013 ($1,244,964 for the six months ended February 28, 2013) due to student loan credit tightening and changes in requirements for practical nursing programs throughout British Columbia, Canada.  These regulatory changes have affected colleges throughout the province of British Columbia, resulting in the closure of a number of schools throughout BC and therefore less competition for future quarters.  Sprott-Shaw has reduced its number of location by four within the past year and added one new location in Greater Vancouver.  These closed campuses were located in remote regions of British Columbia and resources have been re-allocated to profitable campuses in other metropolitan locations.

The Company’s general and administrative expenses decreased by $839,228 or 12% for the three months ended February 28, 2013 ($353,775 or 3% decrease for the six months ended February 28, 2013) compared to the same period last year.  This decrease is a reflection of the Company's concerted efforts to streamline operations and control costs.

Compared to other quarters, the revenues and profitability in the second quarter are seasonally lower than other quarters.  This seasonality reflects the normal seasonal trend for the education business due to Christmas, New Year, and the Chinese New Year holidays falling in the second quarter, therefore revenue booking and recognition, enrollment, and student starts typically trend downward during the holiday season.

Management’s emphasis since the start of fiscal year 2012 was placed on streamlining the overall operations in Canada to better support the Company's overseas marketing and business development efforts, re-position the Company to recruit from the massive China market and transfer Chinese students to study at SSDC and KGIC or at one of the Company's partner schools, and continued deployment and enhancement of the Global Learning Network platform.

The following reconciles the net income (loss) to EBITDA (non-IFRS):

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012

Net loss	$(805,830)	$(797,919)	$(1,334,051)	$(746,622)

Add: interest on long-term debt	$36,224	$20,016	$51,773	$55,676
Add: income tax (recovery) provision	$(188,734)	$(172,421)	$(188,734)	$(196,789)
Add: depreciation and amortization	$371,070	$317,137	$743,626	$625,054

EBITDA [non-IFRS]	$(587,270)	$(633,187)	$(727,386)	$(262,681)

As described in the table above, the net loss in the quarter ended February 28, 2013 increased by $7,911 compared to the same period last year, while the EBITDA increased by $45,917 in the same period.  The decreased profitability over the quarter ended February 28, 2013 is the result of the restructuring of BC’s Practical Nursing programs, which temporarily decreased revenues, while the programs resources and costs were maintained, as the program is expected to rebound in future quarters.

The financial results in the three months ended February 28, 2013 remained relatively stable compared to the same period last year.  The reason that profitability did not increase by a higher margin, despite the Company's streamlining measures, is predominantly due to seasonal enrollment trend which delayed revenue growth, phasing out of discontinued locations, investment in new markets, refreshment of our program contents, and ongoing development of the Global Learning Network platform.

Net losses are expected to decrease over the next few quarters, as this year the Company is reducing business development efforts in new markets such as Vietnam and Saudi Arabia, there is no longer a need for significant curriculum updates, the Global Learning Network platform development costs has been reduced, and costs related to the transition to IFRS for financial reporting are also expected to decline this year.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected Company financial information for the last eight completed fiscal quarters in accordance to IFRS:

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
Selected Financial Information	February 28, 2013	November 30, 2012	August 31, 2012	May 31, 2012
	(Second Quarter)	(First Quarter)	(Fourth Quarter)	(Third Quarter)

Total revenues	$11,645,344	$12,737,309	$19,848,818	$13,262,693

Net income (loss)	$(805,830)	$(528,221)	$286,141	$(317,426)

Income (loss) per share	$(0.01)	$(0.01)	$0.00	$(0.00)

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
Selected Financial Information	February 29, 2012	November 30, 2011	August 31, 2011	May 31, 2011
	(Second Quarter)	(First Quarter)	(Fourth Quarter)	(Third Quarter)

Total revenues	$12,213,813	$12,643,363	$18,260,162	$13,868,599

Net income (loss)	$(797,919)	$51,297	$(2,638,744)	$(5,777,091)

Income (loss) per share	$(0.01)	$0.00	$(0.04)	$(0.08)

The Company’s operations are affected by seasonality, which has varying effects on the Company’s financials.  The Sprott-Shaw and CIBT China business units follow the typical student enrollment/academic season for the education business sector, which operate from September to June.  A large amount of tuition fees and accounts receivable are therefore accumulated in the month of September of each year, but are deferred and recognized as programs are delivered throughout the academic year.  Revenues and net income are therefore balanced throughout the first three quarters of the fiscal year.  KGIC’s business operating cycle is typically the reverse of CIBT and SSDC with the fourth quarter summer season being the busiest for the year due to the significant increase in summer programs.

RESULTS OF OPERATIONS

The following table compares selected financial information for the three and six months ended February 28, 2013 to the same period last year.

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
Selected Financial Information	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012

Total revenues	$11,645,344	$12,213,813	$24,382,653	$24,857,176

Educational revenues – CIBT China	$782,602	$904,376	$1,469,900	$1,745,430
Educational revenues net of direct costs – CIBT China (%)	47%	46%	49%	46%

Commission revenues – GEA	$57,957	$0	$210,998	$0
Commission revenues net of direct costs – GEA (%)	84%	0%	55%	0%

Educational revenues – SSDC	$5,841,270	$6,355,065	$11,978,994	$13,223,958
Educational revenues net of direct costs – SSDC (%)	56%	64%	59%	63%

Educational revenues – KGIC	$4,660,617	$4,585,145	$9,940,737	$9,002,498
Educational revenues net of direct costs – KGIC (%)	43%	45%	44%	44%

Design and advertising revenues – IRIX	$302,898	$369,227	$782,024	$885,290
Design and advertising revenues net of direct costs – IRIX (%)	49%	46%	55%	52%

General and administrative expenses	$6,381,262	$7,220,550	$13,401,526	$13,755,301

Share-based compensation	$17,270	$104,615	$47,215	$117,353

Foreign exchange (gain) loss	$(15,532)	$36,755	$(27,438)	$(39,243)

Income tax (recovery) provision – net	$(188,734)	$(172,421)	$(188,734)	$(196,789)

Net loss	$(805,830)	$(797,919)	$(1,334,051)	$(746,622)

Loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.01)

Total assets	$41,890,754	$44,924,010	$41,890,754	$44,924,010

Long-term liabilities	$2,941,307	$1,935,483	$2,941,307	$1,935,483

CIBT China

The table below describes CIBT China’s operational and financial performance for the three and six month periods ended February 28, 2013 compared to the same periods last year:

CIBT China Financial Information	February 28, 2013	February 29, 2012	Absolute Change	Percentage Change

Three months revenues	$782,602	$904,376	$(121,774)	-13%
Three months revenues net of direct costs (%)	47%	46%	1%	2%

Six months revenues	$1,469,900	$1,745,430	$(275,530)	-16%
Six months revenues net of direct costs (%)	49%	46%	3%	7%

Student population	1,475	1,749	(274)	-16%
Three months revenues per student population	$531	$517	$13	3%

Three months net income (loss)	$27,751	$(80,001)	$107,752	-135%

Three months EBITDA [non-IFRS]	$72,773	$(36,343)	$109,116	-300%

Six months net income (loss)	$22,668	$(127,342)	$150,010	-118%

Six months EBITDA [non-IFRS]	$112,585	$(39,108)	$151,693	-388%

Over the past year, CIBT China gradually changed its business model in China.  CIBT China replaced the BJUT programs with mass market training programs as well as overseas study referrals, which has been separated into the new GEA division, which recruits for top tier schools in North America.  As a result, the operating performance of CIBT China has shown substantial turnaround from a net loss position to a net income, an improvement of 135% for the three months ended February 28, 2013 and 118% for the six months ended February 28, 2013.  CIBT China’s revenues decreased in the quarter ended February 28, 2013, which was caused by the expiry of the CIBT partnership with BJUT in August 31, 2011.  The GEA division has earned $57,957 in revenues in the three months ended February 28, 2013 ($210,998 for the six months ended February 28, 2013).  It is anticipated that commission revenues from GEA will make up for the decrease in education revenues within the China operations with higher gross margin and minimal operating cost.  GEA’s commission revenue for the primary and secondary school sector is recurring until such time a referred student completed the entire study, ranging from kindergarten to grade 12.  For example, if a student was recruited by GEA and placed into its partner schools at kindergarten level, GEA will earn commission for 13 years if the student stays at the same school throughout the 13 year of study.

The mass market training programs from CIBT China include hotel management programs through Sprott-Shaw and other internally developed programs such as English language training, and university and high school prep programs.  In addition, the new strategy includes overseas study referrals to wholly owned subsidiaries such as Sprott-Shaw and KGIC as well as partner schools, through the GEA division, including Northeastern State University of Oklahoma, Southpointe Academy and Mulgrave School of Greater Vancouver, and Academy of Holy Angels and Bemidji State University of Minnesota.  Within the past three months, the GEA has recruited a number of students to study in Canada and the United States and is planning to continue to grow this segment of the business in 2013.  Recruitment is a simplified business model utilizing our existing infrastructure, extensive network and business connections of 18 years in China.

The following reconciles CIBT China's net income (loss) to EBITDA (non-IFRS):

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012

Net income (loss)	$27,751	$(80,001)	$22,668	$(127,342)

Add: income tax (recovery) provision	$0	$740	$0	$979
Add: depreciation and amortization	$45,022	$42,918	$89,917	$87,255

EBITDA [non-IFRS]	$72,773	$(36,343)	$112,585	$(39,108)

Sprott-Shaw (SSDC)

The table below describes Sprott-Shaw’s operational and financial performance for the three and six month periods ended February 28, 2013 compared to the same periods last year:

SSDC Financial Information	February 28, 2013	February 29, 2012	Absolute Change	Percentage Change

Three months revenues	$5,841,270	$6,355,065	$(513,795)	-8%
Three months revenues net of direct costs (%)	56%	64%	-8%	-13%

Six months revenues	$11,978,994	$13,223,958	$(1,244,964)	-9%
Six months revenues net of direct costs (%)	59%	63%	-4%	-7%

Student population	1,981	1,897	84	4%
Three months revenues per student population	$2,949	$3,350	$(401)	-12%

Three months net income (loss) before inter-corporate charges	$(38,824)	$214,653	$(253,477)	-118%
Three months inter-corporate charges	$438,359	$527,950	$(89,591)	-17%

Three months EBITDA [non-IFRS]	$171,723	$409,334	$(237,611)	-58%

Six months net income (loss) before inter-corporate charges	$171,822	$923,568	$(751,746)	-81%
Six months inter-corporate charges	$935,137	$1,076,078	$(140,941)	-13%

Six months EBITDA [non-IFRS]	$572,861	$1,338,436	$(765,575)	-57%

Sprott-Shaw’s overall revenues decreased by 8% (mostly in the domestic sector while the international sector continued to see substantial growth) in the quarter ended February 28, 2013 compared to the same period last year.  The domestic revenue decrease in the quarter ended February 28, 2013 was due to two main reasons.  Firstly, The College of Licensed Practical Nurses of British Columbia changed the curriculum requirements for Practical Nursing programs across British Columbia, which has delayed enrollment in Sprott-Shaw’s nursing programs.  Sprott-Shaw has now fully updated its practical nursing curriculum, which has resulted in the most campuses in British Columbia with initial approval for the new curriculum.  As a result, Sprott-Shaw is expecting to make up for decreased revenues in future quarters.  This curriculum shift has resulted in decreased competition within the Practical Nursing training, as many schools were not able to alter their curriculum in time and certain schools were permanently closed.  Secondly, Sprott-Shaw’s domestic revenue has also been affected by student loan credit tightening throughout BC.  To mitigate the risk, Sprott-Shaw reduced its campuses in outlying regions, which resulted in decreased revenue in outlying regions but improved profitability for the consolidated group, as the campuses that were closed were not profitable and heavily dependent on government funded training contracts.

The decrease in revenue from campus reductions was mostly offset by the increased international student revenue from Sprott-Shaw’s International Department, which grew from $1,190,185 in the three months ended February 29, 2012 to $1,795,943 in the three months ended February 28, 2013 (a 51% growth rate).  Sprott-Shaw’s net income before inter-corporate charges decreased by $253,477 (a 118% decrease) in the quarter ended February 28, 2013 compared to the same period last year.

Compared to other quarters, the revenues and profitability in the second quarter are seasonally lower than other quarters.  This seasonality reflects the normal seasonal trend for the education business due to Christmas, New Year, and the Chinese New Year holidays falling in the second quarter, therefore revenue booking and recognition, enrollment, and student starts typically trend downward during the holiday season.  The decrease in profitability was due to the temporary decline in domestic revenues.

Sprott-Shaw has undertaken a number of consolidation efforts to decrease its operating costs and improve its operational efficiency.  These reorganization measures have included termination of redundant infrastructure between itself and KGIC, merging of certain campus locations, reduction of campus locations in outlying regions, and combination of administration and accounting functions with other subsidiaries.  Sprott-Shaw decreased its overall general and administrative expenses through streamlining efforts by $596,503 in the quarter ended February 28, 2013.

The impact of the Harmonized Sales Tax ("HST") in British Columbia created additional expenses to the overall operations by approximately $450,000 annually, and tax credits cannot be collected from education revenues since education is a tax exempt service.  HST was abolished on April 1, 2013 and the previous Provincial Sales Tax ("PST") plus previous Goods and Services Tax ("GST") system was reinstated on April 1, 2013.  Prior to the implementation of the HST on July 1, 2010, the tax rate for most professional services was 5%.  The HST increased the sales tax rate to 12% with no recuperation available to offset as input tax credits, due to the tax exempt nature of the education business in Canada.  The abolishment of the HST on April 1, 2013 will decrease this additional expense accordingly.  Additional details are in the “General and Administrative Expenses” section below.

The following reconciles SSDC's net income (loss) to EBITDA (non-IFRS):

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012

Net income (loss) before inter-corporate charges	$(38,824)	$214,653	$171,822	$923,568

Add: interest on long-term debt	$28,103	$20,016	$42,104	$55,676
Add: income tax provision (recovery)	$0	$6,789	$0	$24,294
Add: depreciation and amortization	$182,444	$167,876	$358,935	$334,898

EBITDA [non-IFRS]	$171,723	$409,334	$572,861	$1,338,436

KGIC

The table below describes KGIC’s operational and financial performance for three and six month periods ended February 28, 2013 compared to the same periods last year:

KGIC Financial Information	February 28, 2013	February 29, 2012	Absolute Change	Percentage Change

Three months revenues	$4,660,617	$4,585,145	$75,472	2%
Three months revenues net of direct costs (%)	43%	45%	-3%	-6%

Six months revenues	$9,940,737	$9,002,498	$938,239	10%
Six months revenues net of direct costs (%)	44%	44%	0%	0%

Student population	1,496	1,381	115	8%
Three months revenues per student population	$3,115	$3,320	$(205)	-6%

Three months net income (loss) before inter-corporate charges	$(100,726)	$(126,874)	$26,148	-21%
Three months inter-corporate charges	$177,027	$161,284	$15,743	10%

Three months EBITDA [non-IFRS]	$15,894	$(57,302)	$73,196	-128%

Six months net income (loss) before inter-corporate charges	$(35,594)	$(161,977)	$126,383	-78%
Six months inter-corporate charges	$273,155	$294,630	$(21,475)	-7%

Six months EBITDA [non-IFRS]	$188,611	$(23,170)	$211,781	-914%

Revenues for KGIC increased by 2% in the quarter ended February 28, 2013 compared to the same period last year.  The revenue growth from KGIC is due to increased marketing activity and more favorable economic conditions in markets that KGIC recruits students, such as Japan and Saudi Arabia.  KGIC’s revenues have also grown through synergies with Sprott-Shaw and CIBT China.  Students from Sprott-Shaw and CIBT China who require additional English competencies are referred to KGIC.  In addition, KGIC expanded its marketing and business development efforts in China at reduced cost by utilizing CIBT China's existing infrastructure to grow its English language training business.

New programs designed for younger age children called Youth Bridging Program (“YBP”) is being developed by KGIC.  The Company is seeing increasing and significant demand for this sector and the enrollment age is becoming younger.  In view of the increasing volume of primary and secondary school enrollment, the need to establish a youth bridging program to overcome the language and culture barriers also increases.  YBP is designed for young children planning to enroll into elite schools in North America.

Compared to other quarters, the revenues and profitability in the second quarter are seasonally lower than other quarters.  This seasonality reflects the normal seasonal trend for the education business due to Christmas, New Year, and the Chinese New Year holidays falling in the second quarter, therefore revenue booking and recognition, enrollment, and student starts typically trend downward during the holiday season.

KGIC’s general and administrative expenses have decreased from $2,131,593 in the quarter ended February 29, 2012 to $1,966,936 in the quarter ended February 28, 2013, a decrease of $164,657 (a 8% decrease) while revenue was increasing.  KGIC has undertaken a number of consolidation efforts to decrease other operating costs and increase operating margins.  These reorganization measures have included termination of redundant personnel, procedures, and administrative functions between itself and Sprott-Shaw, merging of certain campuses and office locations, IT infrastructure, and cross system referral of students and graduates among CIBT China, Sprott-Shaw and KGIC.  The HST in British Columbia also affected KGIC’s earnings due to the increased tax rate from 5% to 12% with a net difference of 7% negatively affecting earnings.  The elimination of the HST on April 1, 2013 is expected to save KGIC additional costs in future quarters.  Refer to the “General and Administrative Expenses” section below.

Profitability for KGIC has increased due to the growth in revenues and the cost reduction measures.  KGIC’s net loss before inter-corporate charges decreased by $26,148 (a 21% change) in the quarter ended February 28, 2013 compared to the same period last year, and the net loss before inter-corporate charges decreased by $126,383 (a 78% change) for the six months ended February 28, 2013 compared to the same period last year.

The following reconciles KGIC's net income (loss) to EBITDA (non-IFRS):

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012

Net income (loss) before inter-corporate charges	$(100,726)	$(126,874)	$(35,594)	$(161,977)

Add: interest on long-term debt	$8,121	$0	$9,669	$0
Add: income tax provision (recovery)	$0	$0	$0	$0
Add: depreciation and amortization	$108,499	$69,572	$214,536	$138,807

EBITDA [non-IFRS]	$15,894	$(57,302)	$188,611	$(23,170)

IRIX

The table below describes IRIX’s operational and financial performance for the three and six month periods ended February 28, 2013 compared to the same periods last year:

IRIX Financial Information	February 28, 2013	February 29, 2012	Absolute Change	Percentage Change

Three months revenues	$302,898	$369,227	$(66,329)	-18%
Three months revenues net of direct costs (%)	49%	46%	3%	6%

Six months revenues	$782,024	$885,290	$(103,266)	-12%
Six months revenues net of direct costs (%)	55%	52%	2%	5%

Three months net income (loss) before inter-corporate charges	$(49,368)	$(45,556)	$(3,812)	8%
Three months inter-corporate charges	$(2,550)	$(7,548)	$4,998	-66%

Three months EBITDA [non-IFRS]	$(42,350)	$(38,128)	$(4,222)	11%

Six months net income (loss) before inter-corporate charges	$(16,446)	$17,029	$(33,475)	-197%
Six months inter-corporate charges (income)	$(11,505)	$(7,548)	$(3,957)	52%

Six months EBITDA [non-IFRS]	$(2,410)	$31,885	$(34,295)	-108%

Revenues for IRIX have decreased by 18% over the quarterly period ended February 28, 2013 compared to the same period in the prior year.  The decrease in IRIX’s revenue is due to decreased spending on real estate sales and advertising in Vancouver, BC, which IRIX serves.  Net loss before inter-corporate charges increased by $3,812 in the quarter ended February 28, 2013 while EBITDA for IRIX decreased by $4,222 in the quarter ended February 28, 2013 compared to the same period last year.  See additional details in the “General and Administrative Expenses” section below.

The following reconciles IRIX's net income (loss) to EBITDA (non-IFRS):

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012

Net income (loss) before inter-corporate charges	$(49,368)	$(45,556)	$(16,446)	$17,029

Add: depreciation and amortization	$7,018	$7,428	$14,036	$14,856

EBITDA [non-IFRS]	$(42,350)	$(38,128)	$(2,410)	$31,885

General and Administrative Expenses – Consolidated Group

The following tables compare selected financial information for the three and six month periods ended February 28, 2013 to the same periods last year.  The selected general and administrative expenses are for the total consolidated group.

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
Three Months Selected Financial Information	February 28, 2013	February 29, 2012	Absolute Change	Percentage Change

Advertising	$1,035,850	$1,191,437	$(155,587)	-13%

Consulting and management fees	$538,669	$523,427	$15,242	3%

Professional fees	$309,778	$474,824	$(165,046)	-35%

Rent	$1,180,164	$1,440,514	$(260,350)	-18%

Salaries and benefits	$2,386,670	$2,701,147	$(314,477)	-12%

Other expenses	$930,131	$889,201	$40,930	5%

Total general and administrative expenses	$6,381,262	$7,220,550	$(839,288)	-12%

	Six Months Ended	Six Months Ended	Six Months Ended	Six Months Ended
Six Months Selected Financial Information	February 28, 2013	February 29, 2012	Absolute Change	Percentage Change

Advertising	$2,496,366	$2,214,655	$281,711	13%

Consulting and management fees	$1,023,908	$918,733	$105,175	11%

Professional fees	$578,233	$703,734	$(125,501)	-18%

Rent	$2,564,151	$2,824,676	$(260,525)	-9%

Salaries and benefits	$4,883,215	$5,184,539	$(301,324)	-6%

Other expenses	$1,855,653	$1,908,964	$(53,311)	-3%

Total general and administrative expenses	$13,401,526	$13,755,301	$(353,775)	-3%

The tables below compares advertising expenses and salaries and benefits expenses for the three and six month periods ended February 28, 2013 to the same periods last year:

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
Advertising - Three Months Expenses	February 28, 2013	February 29, 2012	Absolute Change	Percentage Change

Total	$1,035,850	$1,191,437	$(155,587)	-13%

CIBT China	$29,388	$13,150	$16,238	123%

SSDC	$815,985	$1,041,045	$(225,060)	-22%

KGIC	$190,477	$137,242	$53,235	39%

IRIX	$0	$0	$0	N/A

	Six Months Ended	Six Months Ended	Six Months Ended	Six Months Ended
Advertising - Six Months Expenses	February 28, 2013	February 29, 2012	Absolute Change	Percentage Change

Total	$2,496,366	$2,214,655	$281,711	13%

CIBT China	$50,109	$37,237	$12,872	35%

SSDC	$1,882,017	$1,953,494	$(71,477)	-4%

KGIC	$564,240	$223,924	$340,316	152%

IRIX	$0	$0	$0	N/A

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
Salaries and Benefits - Three Months Expenses	February 28, 2013	February 29, 2012	Absolute Change	Percentage Change

Total	$2,386,670	$2,701,147	$(314,477)	-12%

CIBT China	$95,382	$210,015	$(114,633)	-55%

SSDC	$1,286,770	$1,495,479	$(208,709)	-14%

KGIC	$669,122	$683,831	$(14,709)	-2%

IRIX	$176,554	$187,975	$(11,421)	-6%

Corporate	$158,842	$123,847	$34,995	28%

	Six Months Ended	Six Months Ended	Six Months Ended	Six Months Ended
Salaries and Benefits - Six Months Expenses	February 28, 2013	February 29, 2012	Absolute Change	Percentage Change

Total	$4,883,215	$5,184,539	$(301,324)	-6%

CIBT China	$204,108	$428,492	$(224,384)	-52%

SSDC	$2,628,887	$2,813,139	$(184,252)	-7%

KGIC	$1,363,875	$1,346,355	$17,520	1%

IRIX	$380,087	$373,327	$6,760	2%

Corporate	$306,258	$223,226	$83,032	37%

Overall advertising decreased by $155,587 (a 13% decrease) in the quarter ended February 28, 2013 compared to the same period last year.  In comparison to the prior year, CIBT China's advertising increased marginally by $16,238 in the quarter ended February 28, 2013 in an effort to promote other programs and courses.  Sprott-Shaw's advertising expenditures decreased by $225,060 (a 22% decrease) in the quarter ended February 28, 2013 as part of its consolidation efforts to decrease its operating costs and improve its operational efficiency.  KGIC's advertising costs increased by 39% in the quarter ended February 28, 2013 compared to last year.  KGIC is focusing on international recruitment and has allocated additional advertising budget towards increasing its international marketing presence.  This is reflected in the $340,316 increase in KGIC's advertising expense for the six months ended February 28, 2013 when compared to the same period last year.

Consulting and management fees increased by 3% for the three months ended February 28, 2013 and by 11% for the six months ended February 28, 2013 compared to the same period last year.  The increase is attributable to KGIC's operations as a result of paying management staff in Japan, Korea and Taiwan.  The KGIC overseas management staff is part of its plan in establishing an international presence for student recruitment.

Professional fees decreased by $165,046 (a 35% decrease) within the quarter ended February 28, 2013 ($125,501 decrease for the six months ended February 28, 2013) as compared to the same period last year due to less professional services required for IFRS transition, tax planning, and valuation work.

As a result of rent adjustments during the quarter ended February 28, 2013, rental expense decreased by $260,350 when compared to the same period last year.  With the exception of the rent adjustment during the current period, rent remained relatively stable in the quarter ended February 28, 2013.  Lease obligation for two Sprott-Shaw campuses have expired in November 2012 and will save the Company in rental and lease expenses in future quarters.  The expiry of these leases is anticipated to save the Company approximately $108,946 annually, in future quarters.

Overall personnel cost for the quarter ended February 28, 2013 have decreased by $314,477 (a 12% decrease) when compared to the same period last year.  CIBT China’s total personnel costs decreased in the quarter ended February 28, 2013 compared to last year due to the newly implemented business model, focusing on mass market training and overseas student referrals, which requires a smaller number of employees.  As part of the cost reduction measures to streamline operations, Sprott-Shaw's personnel costs and KGIC's personnel costs decreased in the quarter ended February 28, 2013.  The personnel costs at IRIX also decreased during the current quarter as a result of the departure of certain technical staff due to lower revenues.  The increase in corporate head office personnel costs in the quarter ended February 28, 2013 was caused by the increase in staff for business development and marketing and for the GEA recruitment operations.

The HST was a sales tax imposed by the provincial government of British Columbia on July 1, 2010 that cannot be credited against education revenues, but added an extra 7% to expenses.  A referendum vote in British Columbia to extinguish the HST and reinstate the previous PST plus GST system was passed in August 2011.  On April 1, 2013, the HST was abolished and the PST plus GST system was reinstated.  The PST plus GST system is estimated to save approximately $450,000 annually in general and administrative expenses related to sales taxes for the Company and all of its subsidiaries operating in British Columbia.

Share-based payment

Share-based payment is a non-cash expense and totaled $17,270 for the quarter ended February 28, 2013, and $104,615 for the quarter ended February 29, 2012.  Share-based payment is a result of the compensation expense in connection with the stock option grants granted in the past for amounts that vest in the periods reported.  The share-based payment expense from the stock option grants is being recognized based on the estimated fair value of each tranche, segmented by vesting dates for stock options awarded.

Onerous lease

Over the fiscal year 2011 and fiscal year 2012, Sprott-Shaw has reduced its number of campuses due to student loan credit tightening, which has affected the student loan lending criteria and enforcement in the education industry, resulting in more schools in the industry throughout British Columbia being de-designated than in the past.  Sprott Shaw closed two campuses (Chilliwack and Duncan) that were located in remote regions of British Columbia with certain leases contracts continuing.  The Company focused on reducing the lease liability for three other locations (Maple Ridge, Prince George and Vernon) by subletting to other companies as well as offering government and corporate training using the underutilized campuses.  Recent announcement by the Employment Program of British Columbia to increase funding for the unemployed has created new opportunities by offering job training to students located within the three aforementioned cities.

The lease contracts for Chilliwack and Duncan have ended in November 2012, while the lease contracts for Maple Ridge, Prince George and Vernon will end in May 2014, January 2014, and February 2013 respectively.  As these contracts end, the Company will save an annual lease expense of $266,217.

Internal Controls over Financial Reporting

The Company has determined that there were deficiencies in its internal controls that constituted material weaknesses within its subsidiaries and consolidated financial reporting.  The Company is committed to resolving these deficiencies.  Since fiscal year 2012, it has increased resources, retained personnel in the accounting department, hired an external consultant, trained staff, and focused management effort in order to resolve the deficiencies.  The efforts show progress in resolving deficiencies and management will continue to invest in resolving deficiencies over the remaining quarters in fiscal year 2013.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through internal cash flow, and equity financing in the form of private placements.

The following table compares selected financial condition information for February 28, 2013 to August 31, 2012:

Selected Financial Condition Information	February 28, 2013	August 31, 2012	Dollar Change	Percentage Change

Cash and cash equivalents	$4,462,979	$7,964,476	$(3,501,497)	-44%

Accounts receivable	$8,343,655	$8,624,143	$(280,488)	-3%

Deferred educational revenue	$17,309,002	$17,443,635	$(134,633)	-1%

Finance lease	$808,810	$743,358	$65,452	9%

Long-term debt	$1,334,244	$1,584,232	$(249,988)	-16%

Working capital deficit	$(8,764,283)	$(6,713,511)	$(2,050,772)	31%

Shareholders’ equity	$15,496,494	$17,102,853	$(1,606,359)	-9%

Cash and cash equivalents decreased by $3,501,497 in the six months ended February 28, 2013 compared to August 31, 2012 predominantly due to purchases of property and equipment, acquisitions of intangible assets (agency fees), the buy-back of the Company's shares under the Normal Course Issuer Bid, finance lease payments, and loan principle repayments.

Account receivables decreased marginally by $280,488 in the six months ended February 28, 2013 compared to August 31, 2012 resulting from the collection of funds owing from the Middle East which carries a credit term.  As recruitment organizations and governments refer the Company students in the fall, some do not pay the full tuition upfront, creating the accounts receivable balance.

Deferred educational revenue decreased slightly by $134,633 in the six months ended February 28, 2013 compared to August 31, 2012 due to the normal cycle of recognizing tuition fees previously collected as current period revenues.  Revenues generated from new enrollments in the fall (Q1) was not immediately recognized as revenue but deferred for latter recognition in accordance to IFRS.  Although deferred education revenue is reported in liabilities, it is an indication of strong enrollment for the Company’s educational business as tuition fee is paid up front, but education services are not yet delivered.

Finance lease increased by $65,452 in the six months ended February 28, 2013 compared to August 31, 2012 as a result of the acquisition of office equipment under lease arrangements.  Certain aging office equipment at the various campus locations were replaced with new office equipment.

Long-term debt decreased by $249,988 in the six months ended February 28, 2013 compared to August 31, 2012, which represents the principle repayment of the debt obligations and a cash outflow for the Company.  The debt was incurred to acquire the business assets of KGIC a few years ago.

The following table details the Company’s contractual obligations as at February 28, 2013:

	Less Than 1 Year	1 - 5 Years	Greater Than 5 Years	Total

Accounts payable	$3,885,109	$-	$-	$3,885,109
Provisions	172,603	-	-	172,603
Income taxes payable	550,815	-	-	550,815
Finance leases	93,455	715,355	-	808,810
Long-term debt	1,300,000	34,244	-	1,334,244
Operating leases	2,220,754	8,759,575	-	10,980,329

	$8,222,736	$9,509,174	$-	$17,731,910

Liquidity risk

The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements.  As at February 28, 2013, the Company had $4,462,979 (August 31, 2012 – $7,964,476) of cash and cash equivalents.  In addition, the Company has a demand operating credit facility of $1,500,000 (but not utilized as at February 28, 2013).  The Company could look to equity financing which it has successfully raised in the past.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.  The Company has positive cash balances as discussed above and the Company generates cash flows from operating activities which supports the Company’s ability to cover its current operating needs.

CAPITAL OUTFLOW RESTRICTIONS IN CHINA

Capital control exists in the People’s Republic of China.  China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports.  At present, a company can repatriate up to 90 percent of profits from their China-based operations.  A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account.  As of February 28, 2013, there was no restricted amount in reserve.  This reserve is capped at 50 percent of a company’s registered capital.  To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required.  SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds.

TRANSACTIONS WITH RELATED PARTIES

Significant transactions between the Company and the following related parties:

	February 28, 2013	August 31, 2012

Accounts receivable - Weifang University (1)	$3,975,611	$2,922,580
Accounts payable - Weifang University (1)	$1,005,517	$1,060,700
Due to officers, employees and directors (2)	$141,969	$38,917
Due from officers, employees and directors (3)	$57,500	$62,500

1)
CIBT has a business venture with Weifang University with a 60% interest in Beihai College.  Beihai College is a PRC government approved college which has been in operation since 2002.  Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.

2)
As of February 28, 2013, the amount due to officers, employees and directors is comprised of $98,011 (August 31, 2012 – $966) due to officers of the Company and $43,958 (August 31, 2012 – $37,951) due to the President of IRIX.  These amounts are non-interest bearing and have no fixed terms of repayment.  Transactions with related party are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Such amounts are included as part of the cash flows from operating activities in the Consolidated Statements of Cash Flow.

3)	As at February 28, 2013, $57,500 (August 31, 2012 – $62,500) was due from a director of the Company. The balance is being repaid by the director through quarterly instalments of $2,500 per quarter.

During the six month period ended February 28, 2013, the Company and its subsidiaries incurred $427,108 (2012 - $449,641) for management fees and salaries paid to certain directors and officers employed by the Company and its subsidiaries.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and the Company’s significant accounting policies are disclosed in Note 2 of the consolidated financial statements for the year ended August 31, 2012.  The following accounting policies are of particular importance in the presentation of the Company’s financial position, financial performance and cash flows, and which require the application of significant judgment and estimates by management.

Revenue recognition

The Company recognizes revenue when the amount of revenue can be reliably measured, if it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Company’s activities as described below.  Revenue is measured at the fair value of the consideration received or receivable.

The primary sources of the Company’s revenues are as follows:

(a) Educational programs and services
The educational programs and services consist of tuition fee (net of discounts) on course offerings by CIBT, SSDC and KGIC.  Tuition is paid in advance and is initially recorded as deferred revenue.  Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds.  Students are entitled to a short term course trial period which commences on the date the course begins.  Partial tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course.  After the trial period, if a student withdraws from a class, no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

(b) Revenue sharing arrangement with education service providers
One of the Company’s subsidiaries, CIBT, has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff.  For the majority of these revenue sharing arrangements, CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.

Intangible assets

The Company’s finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.

Indefinite life intangible assets include accreditations, brand and trade names, and Chinese university partnership contracts.  The Company considers such assets to represent an ongoing benefit to the Company through an indefinite period of control of such assets and expected usage.  Such intangible assets are not subject to amortization and are tested for impairment annually or where an indication of impairment exists as described under “Impairment of intangible assets and property and equipment” below.

Finite life intangible assets, which include curriculum access contracts, internally developed curriculum, agency fees, and foreign university cooperating agreements are carried at cost less accumulated amortization and impairment losses.

The Company capitalizes direct costs incurred in developing programs and curriculums for new courses as intangible assets with finite life.  These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course (ranging from three months to 48 months) upon commencement of the new courses.  Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred.  For language programs in KGIC and SSDC, the Company engages a network of agents in foreign countries, who recruit and/or provide ongoing services to international students to attend the Company’s programs in Canada.  Agency fees attributable to each student, are deferred as intangible assets and recognized proportionately over the instruction period for the student to match with the tuition fee revenues which are within a year.

Amortization is calculated over periods ranging from less than one year to fifteen years on a straight-line basis, being their estimated useful lives.  The expected useful lives of assets are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.  Finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate the carry value may not be recoverable as described under “Impairment of intangible assets and property and equipment” below.

Impairment of intangible assets and property and equipment

The carrying amount of property and equipment and intangible assets with a finite life are reviewed each reporting period to determine whether events or changes in circumstances indicate that their carrying amounts may not be recoverable.  Intangible assets with an infinite life are reviewed and tested on an annual basis or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units).  The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Foreign currency

Functional currency is the currency of the primary economic environment in which an entity operates.  These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

In preparing the financial statements of each individual subsidiary, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.  At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.  Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the dates those fair values are determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.  Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period.  Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used.  Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

Share-based payments

The Company grants stock options to certain directors and employees to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity.  The fair value is measured for each tranche at grant date and is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted and management’s estimate of forfeitures and expected volatility based on historical volatility.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Income taxes

Income tax expense represents current tax and deferred tax.  The Company records current tax based on the taxable profits for the period which is calculated using tax rates that have been enacted or substantively enacted by the reporting date.  Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.

Deferred income taxes are accounted for using the liability method.  Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws in effect when the differences are expected to reverse.  The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment.  Deferred tax assets, such as unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the statement of financial position, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

ACCOUNTING STANDARDS DEVELOPMENT

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below.  This listing is of standards and interpretations issued that the Company reasonably expects to be applicable at a future date.  The Company intends to adopt these standards when they become effective.

In the annual period beginning September 1, 2015, the Company will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement.  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt IFRS 10, Consolidated Financial Statements (“IFRS10”).  IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation - Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements.  Earlier application of this standard is permitted.  IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.  The standard provides additional guidance to assist in the determination of control.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, and associates.  The standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management has yet to assess the full impact of IFRS 12 and intends to adopt the standard beginning September 1, 2013.

In the annual period beginning September 1, 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement.  This standard establishes a single framework for all fair value measurements where fair value is required or permitted by IFRSs.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.  The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt the amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).  The amendment requires new disclosures relating to the offset of financial assets and financial liabilities that will enable the users of financial statements better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.  The adoption of the amended standard is not expected to have a material impact on the Company’s consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt IAS 19 (Amendment), Employee Benefits, which revises recognition and measurement of post-employment benefits.  This amended standard will modify accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits.  The impact, if any, that this amended standard will have on the Company’s consolidated financial statements is not determinable at this time.

FINANCIAL INSTRUMENTS

All financial instruments are initially recorded at fair value including transactions costs except for transaction costs related to financial instruments classified as fair value through profit or loss (“FVTPL”) which are expensed as incurred.  Subsequent measurement of financial instruments is determined based on their classification.

The following is a summary of the classes of financial instruments included in the Company’s consolidated statement of financial position as well as their designation by the Company:

Balance sheet item	Classification	Measurement basis

Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

Changes in “FVTPL” financial instruments are recognized in net income (loss) in the period in which they arise.  Changes in fair value that remain unrealized for available-for-sale financial instruments are recorded in other comprehensive income until realized or determined to be impaired at which time the gain, loss or impairment is recognized in net income (loss) for the period.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

SUBSEQUENT EVENTS

On January 9, 2013, the Company announced that it has entered into a Letter of Intent with Linkman International Language Institute (“Linkman”) to acquire shares from treasury representing 95% of all issued and outstanding shares of Linkman at closing.  On April 10, 2013, the Company announced that it has signed an agreement to acquire all of the issued and outstanding shares of Linkman.  The agreement provides for the purchase funds to be paid into a wholly owned subsidiary of CIBT in Beijing so that the purchase funds may be used by Linkman for working capital purposes, while allowing CIBT to have full control of the funds.  The purchase price for the acquisition of the Linkman shares will be determined after completion of a due diligence process.

Linkman is a language training institution in China that operates two campuses in the province of Zhejiang, within the cities of Hangzhou and Xiaoshan.  Linkman specializes in English language training for students in elementary and middle school, but also train students in high school as well as adults.

DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING

(a) Evaluation of Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on their evaluation, the Company’s Chief Executive Officer and its Chief Financial Officer concluded that, as of February 28, 2013, and the date of this Management’s Discussion & Analysis, the disclosure controls and procedures were not effective due to the material weaknesses described below.  Notwithstanding the existence of the material weaknesses described below, our management has concluded that the consolidated financial statements for the quarter ended February 28, 2013 fairly present, in all material respects, the financial position, financial performance and cash flows for the Company in conformity with IFRS.

(b) Report of Management on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.  With the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of February 28, 2013, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published.  Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control.  The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In its assessment of the effectiveness in internal control over financial reporting as of February 28, 2013, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.
●
In the process of documenting and improving our controls over financial reporting, management has identified certain material weaknesses that existed in the design or operation of the Company’s internal control over financial reporting including ineffective control over the financing reporting of subsidiaries; insufficient staffing in accounting and finance in business segments; and ineffective controls related to the period-end financial reporting process that impacts management’s ability to oversee the preparation of the consolidated financial statements.

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of February 28, 2013.

(c) Remediation Plan for Material Weakness in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weaknesses as described above.  The Company has taken the following actions to improve internal controls over financial reporting:
●	During the year ended August 31, 2013, we will enhance our risk assessment, internal control design and documentation, and develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the quarter ended February 28, 2013.  As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the consolidated financial statements for the quarter ended February 28, 2013 fairly present in all material respects and financial position and results of operations for the Company in conformity with IFRS.

The Company has allocated additional resources, human capital, consultants, and management effort which are expected to improve its internal controls over financial reporting.  The Company plans to continue to invest in improving its internal controls over financial reporting over the 2013 fiscal year.

CIBT EDUCATION GROUP INC.
SCHEDULE OF SHARE CAPITAL
AS AT APRIL 14, 2013

Authorized share capital consists of 150,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at August 31, 2010	69,226,011	$47,709,836

- for private placement at $0.30 per share	2,723,333	817,000
- fees and commissions for private placement	-	(10,050)
- fair value of warrants for private placement	-	(330,000)
- fair value of agent’s warrants for private placement	-	(4,020)

Balance at August 31, 2011	71,949,344	$48,182,766

Balance at August 31, 2012	71,949,344	$48,182,766

Balance at February 28, 2013 and April 14, 2013	71,949,344	$48,182,766

Escrow shares
No escrow shares were issued and outstanding as at April 14, 2013.

Stock options
Details of options outstanding as at April 14, 2013 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

60,000	$0.80	May 3, 2013	0.06 years
50,000	$0.60	August 8, 2013	0.33 years
100,000	$0.54	October 13, 2013	0.51 years
1,265,000	$0.42	March 1, 2016	2.89 years
2,801,500	$0.24	January 6, 2017	3.74 years

4,276,500

Share purchase warrants
Details of share purchase warrants outstanding and exercisable as at April 14, 2013 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

1,723,500	$0.35	June 29, 2014	1.22 years
1,033,333	$0.35	July 11, 2014	1.25 years

2,756,833